FOR IMMEDIATE RELEASE

Points Named One of Canada's Top Small & Medium Employers

Points’ innovative, positive work environment recognized by Canada's Top 100
Employers 2016

TORONTO, March 30, 2016 -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, is honored to announce it has been named as one of Canada’s Top Small & Medium Employers in 2016. The competition recognizes small and medium enterprises (SMEs) whose teams of dedicated employees foster Canada’s best workplaces and carry out forward-thinking initiatives.

"One of our founding principles at Points is to put our people first and support their growth, both personally and professionally,” said Rob MacLean, CEO of Points. “This recognition speaks to the great people that we’ve brought onto our team, but even more importantly the impact they’ve made in pushing us further – in our culture, in our technology and as a company.”

This recognition comes at an exciting time for Points as the company continues to forge strong partnerships across industries and broaden their product offerings which leverage the company’s core technology – the Points Loyalty Commerce Platform, all as a part of their concerted effort to grow the value of loyalty programs worldwide. Points recently announced an industry-first partnership with La Quinta Inns & Suites to allow La Quinta Returns members to redeem points at luxury hotel locations around the globe, and renewed and extended partnerships with Southwest’s Rapid Rewards and Air France-KLM’s Flying Blue.

The Canada’s Top 100 Employers program evaluates employers on a variety of criteria including physical workspace, atmosphere, performance management, training and skills development and community involvement. Organizations are considered alongside similar businesses in their respective industries.

A complete list of the 2016 finalists can be found on the Canada’s Top Small and Medium Employers website, as well as in today’s feature in The Globe and Mail.

More information on the Top Small & Medium Employers category can be found at www.canadastop100.com/sme. For more information about Points and the company’s unique culture, visit www.points.com/company.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points have been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

CONTACT:

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474